Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 7, 2011

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hyde Park Acquisition Corp. II Amendment No. 3 to Registration Statement on Form S-1 Filed August 8, 2011 File No. 333-174030

Dear Mr. Clampitt:

On behalf of Hyde Park Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated August 25, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement filed on August 8, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Erin Purnell.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

Stockholder approval procedures if meeting held, page 14

1.
We note your response to comment 5 of our letter dated July 12, 2011. We remain unconvinced that a stockholder will have granted an irrevocable proxy to management to vote the shares by purchasing the shares through the prospectus or in the aftermarket, and we do not feel that you have provided Delaware case law that supports your conclusions. If you wish to continue to put forth your position, you may do so by providing us with additional analysis to support your position that the stock subscription form is sufficient to authorize the irrevocable proxy and also provide support for your position that open market purchases also authorize an irrevocable proxy.

We respectfully disagree with the Staff’s conclusion.  Notwithstanding the foregoing, the Company has determined to remove the excess share voting provisions from the Registration Statement.  We have therefore revised the disclosure throughout the Registration Statement as necessary to effectuate such change.  Accordingly, we believe this comment is no longer applicable.

Securities and Exchange Commission

September 7, 2011

Proposed Business Introduction, page 57

2.
We note that you have provided the full requested disclosure listing the return on investment for Rand Acquisition and Essex in this section. Please also provide this disclosure in the Prospectus Summary, per comment 2 of our letter dated July 12, 2011.

We have replicated  the above referenced disclosure to the Prospectus Summary on pages 2 and 3 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Laurence Levy